Arqlite | **SMART GRAVEL**

Grow the smart way with Arqlite Smart Gravel

 **50%** lighter than expanded clay

 **pH Neutral** no water modification

 **Dust-free** no deterioration

 **Safe** no algae generation

 **Non-soluble** (no BPA leaching)

 **Eco-friendly** made from 100% recycled plastic

Tackling plastic pollution together

1 bag  **3,675**

SMART GRAVEL — *PLASTIC BOTTLE CAPS*

www.smart.arqlite.com | 2111 S Anne St, Santa Ana, CA 92704 | (657) 232 0058

#SMARTDEBATE

Hydroponic vs Soil-based Growing Operations

Hydroponics takes away all the unpredictability of soil, giving growers more control over the end result.

Benefits

- Less likely to attract pests
- Total control over the nutrients that go into the plants
- Recycle water not absorbed by the plants' roots back into the system
- Optimal efficiency for indoor and greenhouse operations
- Faster growth, higher productivity
- No soil waste

Arqlite Smart Gravel is the ideal substrate for hydroponics!





Arqlite™ SMART GRAVEL

#SMARTDEBATE

Why Use Arqlite Smart Gravel in Your Hydroponic Growing Operation?

- Weighs half as much as expanded clay
- Unlike Rockwoll grow-cubes it can be reused many times
- Creates a healthy environment for good bacteria
- Zero-dust generation keeps hydroponic systems clean
- Low transport costs mean a negligible environmental carbon footprint compared to traditional hydroponic components
- Reduces the overall environmental impact of your operation as an eco-friendly product made from 100% discarded plastics

PLUS you can send it back to us at the end of its service life to be recycled again!

Are you growing cannabis using hydroponics? See some of the #HappyUsers and read their testimonials on our Instagram account (@arqlite).

#SMARTBUYERS

According to a U.S. nationwide survey carried out by Canivate Growing Systems, consumer demand for green and ethical cannabis products is growing. And they are willing to pay more for cannabis products that are:

 Free from chemical pesticides (92%)

 Without chemical fertilizers (88%)

 Unirradiated for pathogens (85%)

 Grown in a low carbon footprint environment (82.5%)

 Cultivated in a manner that conserves water (86%)





#SMARTGROWERS

Check out what our customers are saying about Arqlite Smart Gravel!

"We recently tried Arqlite at our farm with our hydroponic hemp plants, and it quickly became a favorite over the expanded clay pellets we are used to. What I like most about it is the fact that it doesn't grow algae on the pellets like the clay normally does after a few weeks. We're looking forward to using it more and being able to wash and reuse it after each grow cycle."

Evan M Bartle
Second Chances Farm





www.smart.arqlite.com | 2111 S Anne St, Santa Ana, CA 92704 | (657) 232 0058

Arqlite™ SMART GRAVEL

Did you know…? Because our smart gravel is so lightweight, it's easy to handle without any back-breaking heavy lifting!

Like expanded clay pellets, you will need 6 - 8 inches of **Arqlite Smart Gravel** for good root growth and support. But, our product weighs half of expanded clay pellets.

	Smart Gravel	Expanded Clay
Dust Free for Clean Systems	✅	❌
No Algae	✅	❌
Reusable / Recyclable	✅	❌
pH Neutral	✅	❌
Environmentally Friendly	✅	❌
The Lightest Growth Media	✅	❌
Made in the USA	✅	❌

Arqlite is non-soluble with no BPA leaching and we've done the tests to prove it!

- Volatiles by SW-846 8260B
- Semivolatiles by SW-846 8270C/D
- Pesticides by SW-846 8081A/B
- Herbicides by SW-846 8151A
- Metals by SW-846 6010B/7470A
- Corrosivity - SW-846 Chapter 7
- Ignitability (Solids) - 40 CFR 261.21
- Flashpoint (Liquids) - ASTM D 93-07 or SW-846 1010A
- Cyanide and Sulfide Reactivity - SW-846 Chapter 7/9012A Mod/9034

Arqlite SMART GRAVEL

#SMARTTESTING

Synthetic Precipitation Leaching Procedure (SPLP) by Method SW-846 1312 is used to determine the pollutant mobility of organic and inorganic contaminants under conditions that simulate rainwater percolating through a sample.

Arqlite routinely performs waste characterization testing on samples of its smart gravel to determine if the material is considered hazardous based on the RCRA definition in 40 CFR Subpart 261. This is part of our commitment to the environment, our communities, and our clients to ensure our product's safety for vegetation and use in hydroponics.

We use the Toxicity Characterization Leaching Procedure (TCLP) by Method SW-846 1311 to test for the presence of 64 semi-volatile compounds that could accumulate in rainwater runoff.

One or all of the following analyses are performed on the leachate/filtrate sample.

In all our testing, the sample of Arqlite Smart Gravel was below the detection limit for all compounds.


Arqlite
SMART GRAVEL™
Gardening, Hydroponics, Green Rooftops, Concretes & More
Want to know more?
SAFE
DURABLE
SUPER LIGHT
100% RECYCLED

#SMARTTECHSPECS

Size	
Mini ⅛ in to ½ in	
Regular ½ in to 1 ½ in	
Absorption	
Mini 4.6%	
Regular 1.5%	
Weight	
Mini 837 lb/yd^3 | 497 kg/m^3	
Regular 675 lb/yd^3 | 401 kg/m^3	
Modulus of Elasticity	
64.8 Mpa	
Yield Stress 0.2	
2.4Mpa	
Thermal conductivity	
~0.25W/m.K - (vs. Mineral rock: 2 to 7 W/m.K)	

Arqlite *SMART GRAVEL*

Smart #in a bag

Looking for the smartest way for hydroponic grow?
We've got it in the bag!

**Check our happy users and
share your story**

 Arqlite

Arqlite SPC | info@arqlite.com | smart.arqlite.com
(657) 232 0058 | 2111 S Anne St, Santa Ana, CA 92704